                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No.           )*
                                          ----------


                             TITAN EXPLORATION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 888289 10 5
                            ---------------------
                               (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13G

CUSIP No. 888289 10 5

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Natural Gas Partners, L.P.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
       (See Instructions)                                              (b)  [ ]

3      SEC USE ONLY


4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                                      5      SOLE VOTING POWER
               NUMBER OF
                SHARES                       4,767,407
             BENEFICIALLY
               OWNED BY               6      SHARED VOTING POWER
                 EACH
               REPORTING                     0
                PERSON
                 WITH                 7      SOLE DISPOSITIVE POWER

                                             4,767,407

                                      8      SHARED DISPOSITIVE POWER

                                             0


9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,767,407

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.05%

12     TYPE OF REPORTING PERSON (See Instructions)       PN





                               Page 2 of 6 Pages

                                  Schedule 13G

CUSIP No. 888289 10 5

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       G.F.W. Energy, L.P.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
       (See Instructions)                                              (b)  [ ]

3      SEC USE ONLY


4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                                      5      SOLE VOTING POWER
               NUMBER OF
                SHARES                       4,767,407
             BENEFICIALLY
               OWNED BY               6      SHARED VOTING POWER
                 EACH
               REPORTING                     0
                PERSON
                 WITH                 7      SOLE DISPOSITIVE POWER

                                             4,767,407

                                      8      SHARED DISPOSITIVE POWER

                                             0


9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,767,407

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.05%

12     TYPE OF REPORTING PERSON (See Instructions)       PN





                               Page 3 of 6 Pages

ITEM 1.

       (a)  Name of issuer:  Titan Exploration, Inc.

       (b)  Address of issuer's principal executive offices:

            500 West Texas, Suite 500
            Midland, Texas  79701

ITEM 2.

       (a)  Name of persons filing:

              This report is filed by Natural Gas Partners, L.P. ("NGP") and G.F.W. Energy, L.P. ("Energy"). Energy is the sole general partner of NGP.

       (b)  Address of principal business office:

              The address of the principal business office of each of NGP and Energy is 500 West Putnam Avenue, 4th Floor, Greenwich, Connecticut 06830.

       (c)  Citizenship:

              NGP and Energy both are limited partnerships formed under the laws of Delaware.

       (d) Title of class of securities: Common Stock, par value $.01 per share

       (e)  CUSIP Number:  888289 10 5

ITEM 3. STATUS AS PERSON FILING PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not Applicable

ITEM 4.  OWNERSHIP

       (a) Amount beneficially owned: 4,767,407 shares. The reporting persons acquired these shares prior to the registration of the issuer's Common Stock under Section 12 of the Act.

       (b)  Percent of class:  14.05%.

       (c)  Number of shares as to which each person has:

              (i)    sole power to vote or to direct the vote:  4,767,407
                     shares

              (ii)   shared power to vote or to direct the vote:  None

              (iii)  sole power to dispose or to direct the disposition of:
                     4,767,407 shares

              (iv)   shared power to dispose or to direct the disposition of:
                     None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       Not applicable.





                               Page 4 of 6 Pages

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

       Not applicable.

ITEM 10.  CERTIFICATION

       Not applicable.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  NATURAL GAS PARTNERS, L.P.
                                                  By: G.F.W. Energy, L.P.,
                                                     General Partner

                                                  By: /s/R. Gamble Baldwin
                                                     ---------------------------
                                                  Name:R. Gamble Baldwin
                                                       -------------------------
                                                  Title:General Partner
                                                        ------------------------
                                                  Dated:February 5, 1997
                                                        ------------------------



                                                  G.F.W. ENERGY, L.P.

                                                  By: /s/R. Gamble Baldwin
                                                     ---------------------------
                                                  Name:R. Gamble Baldwin
                                                       -------------------------
                                                  Title:General Partner
                                                        ------------------------
                                                  Dated:February 5, 1997
                                                        ------------------------





                               Page 5 of 6 Pages

                                   EXHIBIT 1

                                   AGREEMENT


       The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13G dated February 5, 1997, to which this Agreement is filed as an exhibit, is filed on behalf of each of them.



                                                  NATURAL GAS PARTNERS, L.P.
                                                  By: G.F.W. Energy, L.P.,
                                                     General Partner

                                                  By: /s/R. Gamble Baldwin
                                                     ---------------------------
                                                  Name:R. Gamble Baldwin
                                                       -------------------------
                                                  Title:General Partner
                                                        ------------------------
                                                  Dated:February 5, 1997
                                                        ------------------------



                                                  G.F.W. ENERGY, L.P.

                                                  By: /s/R. Gamble Baldwin
                                                     ---------------------------
                                                  Name:R. Gamble Baldwin
                                                       -------------------------
                                                  Title:General Partner
                                                        ------------------------
                                                  Dated:February 5, 1997
                                                        ------------------------





                               Page 6 of 6 Pages